
ICG:

BUSINESS TRANSFORMED


11007458

Annual Report 2010

2010 HIGHLIGHTS


$117.7M
27%
$92.7M
2009
2010

CORE CONSOLIDATED
REVENUE*


$13.7M
47%
$9.3M
2009
2010

CORE CONSOLIDATED
EBITDA*

Monetizations

Sold $69 million of Blackboard holdings

Worked toward sale of stake in core equity company Metastorm for $53 million**

Acquisitions

Increased ownership in ICG Commerce from 64% to 80%

* For a reconciliation of non-GAAP financial measures to the nearest comparable GAAP measures, see page 8.

** Sale was ultimately consummated in February 2011. $1.7 million of these funds are being held in escrow as part of customary indemnification holdback.

We are leaders in SaaS, tech-enabled BPO & Internet marketing, driving growth in businesses that transform markets & ways of doing business.

ICGrowth.

TO OUR STOCKHOLDERS



Walter W. Buckley, III
Co-founder, Chairman
and Chief Executive Officer

To Our Stockholders,

2010 was a significant year for ICG from both a strategic and an operational perspective. With a continued focus on SaaS and tech-enabled BPO, we made progress in refining our business model and working with our companies to drive strong growth and results. We deployed capital to strengthen our foothold at our consolidated companies and successfully worked toward monetizing other companies to unlock value. We finished 2010, a year that began with considerable global economic uncertainty, in our strongest financial position in several years.

THE EVOLUTION OF OUR STRATEGY

Over a year ago, we made the strategic decision to devote a significant portion of our capital and other resources towards our ownership of consolidated companies and began to communicate to investors that our stock should be valued based primarily on the performance of those companies. This strategic evolution was prompted by our desire to simplify the presentation of our financial results, to have increased access to the cash flows of our companies, and to have stronger strategic and operational alignment with the management teams of our companies, things we believe will provide significant value for our stockholders. 2010 saw our evolving strategy begin to take hold through two important transactions: the increase of our ownership in ICG Commerce and the sale of Metastorm, which was ultimately consummated in February 2011.

ICG has been actively involved in building ICG Commerce for over a decade and, today, ICG Commerce is a leading company in the procurement market, which continues to experience robust growth. In 2010, we deployed approximately $50 million of capital to increase our stake in ICG Commerce from 64% to over 80%. By increasing our ownership, we more closely aligned ICG and the ICG Commerce management team to focus on long-term value creation, providing ICG Commerce with greater flexibility to pursue potential bolt-on acquisitions and other growth opportunities. Further in line with our refined strategy, we were able to secure approximately $32 million in cash dividends from ICG Commerce in 2010.

Early in 2011, we announced the sale of Metastorm, one of the more significant companies in which we owned a minority stake. The sale has yielded proceeds to ICG of approximately $51.3 million and, subject to a customary indemnity holdback, could yield an additional


GROW
CAPITALIZE
IDENTIFY


ICG

2010 SAW OUR EVOLVING STRATEGY BEGIN TO TAKE HOLD THROUGH TWO IMPORTANT TRANSACTIONS: THE INCREASE OF OUR OWNERSHIP IN ICG COMMERCE AND THE SALE OF METASTORM, WHICH WAS ULTIMATELY CONSUMMATED IN FEBUARY 2011.

approximately $1.7 million. Perhaps even more important than the additional cash on our balance sheet is the fact that this transaction represents a noteworthy milestone in our plan to refine our holdings by owning majority stakes in our companies.

WHAT WE DO BEST: DRIVE RESULTS

ICG owns a unique group of SaaS and tech-enabled BPO companies with leading positions in their markets. The strong performance of our consolidated companies in 2010 demonstrates their collective ability to generate value for their customers by leveraging their technology platforms and expertise. Our focus on technologies and services that automate business processes remains compelling, as this is a rapidly growing sector serving largely underpenetrated markets. In addition, our business model allows us to provide investors with the opportunity to participate in the success of companies with predictable revenue and earnings growth. The vast majority of the revenues of our consolidated companies are recurring, and our consolidated companies traditionally have high customer retention rates. Most importantly, we possess the experience, expertise and capital necessary to drive growth at our companies, enabling them to build and maintain leadership positions in their respective markets.

Our consolidated companies achieved very strong operating results. Core consolidated revenue in 2010 was approximately $117.7 million*, an increase of 27% from 2009, and core consolidated EBITDA was approximately $13.7 million*, a 47% improvement from 2009.

Looking ahead, our primary objective is to continue to focus on driving growth at our consolidated platform companies. These companies ended 2010 well-positioned for strong revenue growth and continued EBITDA improvement in 2011. As such, we expect core consolidated revenue in the range of $142 million to $148 million in 2011, representing 21%

*For a reconciliation of non-GAAP financial measures to the nearest comparable GAAP measures, see page 8.

LOOKING AHEAD, OUR PRIMARY OBJECTIVE IS TO CONTINUE TO FOCUS ON DRIVING GROWTH AT OUR CONSOLIDATED PLATFORM COMPANIES.

to 26% growth over 2010 core consolidated revenue, and core consolidated EBITDA to be in the range of $16 million to $18 million, as we continue to support key growth and expansion efforts at these companies.

Consolidated Company Highlights:

- ICG Commerce – in which we hold an 80% interest – performed well in 2010, growing revenues to approximately $101.1 million and EBITDA** to approximately $17.1 million, representing respective increases of 24% and 28% compared to 2009 results. In 2010, ICG Commerce signed six new clients and expanded relationships with six existing clients, generating more than $112.5 million in contract value, bringing the company's total contract value to just under $300 million at December 31, 2010. Total spend under management grew to approximately $17.1 billion, up 26% from 2009. The company ended 2010 with a cash balance of approximately $17 million.

- GovDelivery – in which we hold a 93% interest – reported revenue growth of 43% in 2010 and made good progress during the year, adding 4.4 million unique end-users and bringing the number of total users to 16.1 million. As a result of new functionality added to the GovDelivery platform, the company added 61 new government clients – including the first customer win in continental Europe – and had significant upsells with existing clients. The company also bolstered its leadership team with key hires in the areas product management and client services.

- InvestorForce – in which we hold a 78% interest – reported revenue growth of 55% in 2010, along with solid improvement in EBITDA**. The company signed a number of prominent industry firm clients, including Towers Watson, during the year and now calls four of the top five leading global institutional investment consultants its clients. The company also made important additions to its senior management team and developed new products to expand its capabilities while enhancing existing offerings.

ICG ENTERED 2011 IN ITS STRONGEST FINANCIAL POSITION IN SEVERAL YEARS.

IDENTIFYING AND CAPITALIZING ON NEW OPPORTUNITIES

ICG entered 2011 in its strongest financial position in several years. In 2010, we received a total of $107 million in cash from dividends and monetizations, significantly strengthening our balance sheet. We ended 2010 with approximately $73 million in cash (not including the approximately $51.3 million of proceeds received in early 2011 in connection with the Metastorm sale), $3.5 million in public securities and a $6.3 million income tax receivable, and we remained debt-free at the parent company level.

** Exclusive of stock-based compensation and unusual items.

In the year ahead, we will continue to execute on our strategy by looking to either monetize or consolidate (by increasing our ownership) the companies in which we own minority stakes. We will also seek to deploy capital where we can drive growth, through acquiring majority stakes in new platform companies where we believe we can leverage our knowledge and expertise, as well as in bolt-on acquisitions that will enhance the platforms of our consolidated companies. To be clear, ICG will remain prudent, patient and disciplined as we evaluate acquisition opportunities; we will pursue only those acquisitions that we believe represent opportunities to foster long-term stockholder value creation.

ICG IS WELL POSITIONED FOR GROWTH IN THE YEAR AHEAD, AND WE FEEL STRONGLY THAT OUR MODEL PROVIDES A COMPELLING AND CLEAR VALUE PROPOSITION FOR BOTH INVESTORS AND ENTREPRENEURS.

We continue to review a robust pipeline of deals for ICG and our companies, and we keep a pulse on the landscape of technology companies with recurring revenue models across dozens of vertical markets. Today, the vast majority of SaaS and tech-enabled BPO companies are still relatively early in their development, generating under $10 million of revenue and looking to define their respective markets. As the strongest performers reach the next stage of development over the coming years, they will need partners to help them build their platforms into mature, successful companies. ICG is out in front of this cycle, getting to know these companies and their management teams as they continue to mature. We believe that the work we are doing today with these companies will place us in a unique position to partner and provide them with the capital and expertise that will allow them to seize the tremendous growth opportunities that we are confident lie ahead.

In summary, ICG is well positioned for growth in the year ahead, and we feel strongly that our model provides a compelling and clear value proposition for both investors and entrepreneurs. We believe that we are taking the right steps to drive stockholder value and look forward to reporting our progress throughout 2011.

Thank you for your continued interest and support.

Sincerely,

Walter W. Buckley, III
Co-Founder, Chairman and Chief Executive Officer

OVERVIEW OF CORE CONSOLIDATED COMPANIES

ICGCOMMERCE

Investor Force

govDELIVERY™
get the word out.

$142-$148

GUIDANCE RANGE

26%

21%

$117.7

$92.7

$70.8

2008

2009

2010

2011

CORE CONSOLIDATED REVENUE* ($M)


$16-$18
GUIDANCE
RANGE
$13.7
$9.3
$2.2
2008
2009
2010
2011

CORE CONSOLIDATED EBITDA* ($M)

*For a reconciliation of non-GAAP financial measures to the nearest comparable GAAP measures, see page 8.

CORE EQUITY PARTNER COMPANIES

EQUITY	DESCRIPTION	OWNERSHIP PERCENTAGE	2010 TRAILING REVENUE RANGE
CHANNEL™ INTELLIGENCE	Performance advertising services for manufacturers and retailers	50%	$20M – $30M
starCITE®	On-demand meeting solutions	36%	$40M – $50M
WhiteFence™	Online home services transactions	36%	$10M – $20M
freeborders®	Offshore IT services delivered from China	31%	$20M – $30M

IN THE YEAR AHEAD, WE WILL CONTINUE TO EXECUTE ON OUR STRATEGY BY LOOKING TO EITHER MONETIZE OR CONSOLIDATE (BY INCREASING OUR OWNERSHIP) THE COMPANIES IN WHICH WE OWN MINORITY STAKES.

NON-GAAP RECONCILIATION
(DOLLARS IN THOUSANDS)

The following table is a reconciliation of non-GAAP financial measures to GAAP results.

	Year Ended December 31,	
	2010	**2009**
RECONCILIATION OF GAAP REVENUE TO CORE CONSOLIDATED REVENUE (A)		
GAAP REVENUE	**115,710**	**90,252**
GovDelivery revenue for periods prior to acquisition	-	7,031
Deferred revenue not recorded in purchase accounting	1,955	-
Vcommerce revenue to exclude periods while consolidated	-	(4,610)
CORE CONSOLIDATED REVENUE	**117,665**	**92,673**
RECONCILIATION OF GAAP NET INCOME ATTRIBUTABLE TO ICG TO ADJUSTED OPERATING INCOME (LOSS) AND CORE CONSOLIDATED EBITDA (A)		
GAAP NET INCOME (LOSS) ATTRIBUTABLE TO ICG	**46,589**	**15,534**
Net income attributable to non-controlling interests	1,319	12,995
Discontinued operations	(802)	-
Equity loss (income)	16,022	12,131
Income tax expense (benefit)	254	(39,510)
Interest (income) expense, net	36	, (230)
Other (income) loss, net	(74,147)	(16,578)
CONSOLIDATED OPERATING INCOME (LOSS)	**(10,729)**	**(15,658)**
Depreciation - corporate	58	90
Intangibles amortization resulting from aqcuisitions - corporate	1,357	205
Depreciation and amortization - core consolidated	2,490	1,281
Stock-based compensation - corporate	2,345	2,888
Stock-based compensation - core consolidated	682	791
Impairment related and other - corporate	796	4,876
Impairment related and other - core consolidated	386	-
ADJUSTED OPERATING INCOME (LOSS)	**(2,615)**	**(5,527)**
Corporate:		
Operating expenses	14,766	13,279
Core Consolidated Companies:		
Deferred revenue not recorded in purchase accounting	1,955	-
Other income (loss), net	(360)	602
Proforma:		
GovDelivery results of operations for periods prior to acquisition	-	(342)
Vcommerce results of operations to exclude periods while consolidated	-	1,301
CORE CONSOLIDATED EBITDA	**13,746**	**9,313**

(A) Core consolidated revenue, core consolidated EBITDA and adjusted operating income (loss) are non-GAAP financial measures and have no standardized measurement prescribed by GAAP. Core consolidated revenue is the sum of the revenue of ICG's three core consolidated companies. Core consolidated EBITDA is the sum of the earnings (losses) before interest, taxes, depreciation and amortization, stock-based compensation and unusual items of ICG's three core consolidated companies. ICG's management considers charges unusual when they are transactional-driven or non-recurring. Adjusted operating income (loss) is operating income (loss), adjusted for depreciation and amortization, stock-based compensation, and impairment related and other amounts of ICG's three core consolidated companies. ICG's management believes these non-GAAP financial measures provide useful information to investors, potential investors, securities analysts and others that enables each such group to evaluate core consolidated companies' current and future prospects in a similar manner as ICG's management and review results on a comparable basis for all periods presented.

DIRECTORS

Walter W. Buckley, III
Chairman of the Board and
Chief Executive Officer
Internet Capital Group, Inc.

David J. Berkman
Managing Partner
Associated Partners, LP

Thomas A. Decker
President and CEO
Cozen O'Connor

David K. Downes
President, CEO and Director
Community Capital Management,
Inc.; President and Treasurer
The Community Reinvestment Act
Qualified Investment Fund

Thomas P. Gerrity
Dean Emeritus
Joseph Aresty Professor
of Management
The Wharton School of the
University of Pennsylvania

Michael J. Hagan
President and CEO
LifeShield Security, Inc.

Peter K. Miller
President and CEO
Optinose, Inc.

Warren "Pete" Musser
President and CEO
The Musser Group

Philip J. Ringo
Senior Strategic Advisor
Elemica, Inc.

EXECUTIVE OFFICERS

Walter W. Buckley, III
Chairman of the Board and
Chief Executive Officer

Doug A. Alexander
President

R. Kirk Morgan
Chief Financial Officer

INVESTOR INFORMATION

Corporate Headquaters
690 Lee Road
Suite 310
Wayne, PA 19087
Phone: 610.727.6900

Website Address
www.icg.com

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Investor Service
Information Hotline
Phone: 888.252.6004
www.bnymellon.com/shareowner/isd

Karen Greene
Senior Vice President,
Investor Relations and
Marketing Communications
Phone: 610.727.6900
Email: ir@icg.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

OUTSIDE LEGAL COUNSEL

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104

COMMON STOCK DATA

Our stock is traded on the
NASDAQ Global Select Market
under the symbol "ICGE"

ICGrowth

690 Lee Road, Suite 310, Wayne, PA 19087
T 610 727 6900 F 610 727 6901

icg.com